EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

					(dollars in millions)

	Fiscal Years
	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$1,241	$1,254	$949	$1,066	$1,224
Add: Fixed charges	194	219	264	305	360
Add: Amortization of capitalized interest	5	5	5	4	3
Less: Capitalized interest	(8)	(8)	(10)	(9)	(11)
Total adjusted earnings	1,432	1,470	1,208	1,366	1,576
Fixed Charges:
Interest	122	116	150	191	240
Capitalized interest	8	8	10	9	11
Amortization of debt discount expense	10	28	39	44	46
Rentals at computed interest factor (1)	54	67	65	61	63
Total fixed charges	$194	$219	$264	$305	$360

Ratio of Earnings to Fixed Charges	7.38	6.71	4.58	4.48	4.38

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.